EXHIBIT 4.86

SHARE SALE AGREEMENT

entered into between

THE INDUSTRIAL DEVELOPMENT CORPORATION OF SOUTH AFRICA LIMITED

and

DRDGOLD LIMITED

and

BUSINESS VENTURES INVESTMENT NO. 750 (PTY) LTD

and

BUSINESS VENTURES INVESTMENT NO. 751 (PTY) LTD

WHEREBY IT IS AGREED AS FOLLOWS:

1.   **DEFINITIONS AND INTERPRETATION**

1.1.   **Definitions**

In this Agreement, unless clearly inconsistent with or otherwise indicated by the context –

1.1.1.   **"Agreement"** means the Agreement set out in this document and in the Annexures hereto;

1.1.2.   **"The Bonds"** means the notarial bonds and mortgage bond listed in Schedule "C"

1.1.3.   **"Business"** means the business of the Companies as at the date of signature hereof;

1.1.4.   **"Business Day"** means any day other than a Saturday, a Sunday or a public holiday in the Republic of South Africa;

1.1.5.   **"Closing"** means completion of the sale, purchase and transfer of the Sale Shares on the Closing Date;

1.1.6.   **"the Closing Date"** means the day following that upon which the conditions which suspend the Sale are met or are deemed to have been met;

1.1.7.   **"Companies Act"** means the Companies Act (61 of 1973), as amended;

1.1.8. **"the Companies"** means Business Venture Investments No 750 (Pty) Ltd, Registration Number 2002/027241/07 and Business Venture Investments No 751 (Pty) Ltd, Registration Number 2002/030318/07;

1.1.9. **"the Companies Assets"** means –

1.1.9.1. the Claims against each of ERPM and CGR arising from the Funding Agreements; and

1.1.9.2. The Companies Shares in rights that have been established or that are provided for in the Funding Agreements, irrespective of whether those rights have been perfected and which stipulate rights in favour of the Companies *in securitatem debiti* of the payments provided for in the Funding Agreements over *inter alia*:

(a) The share capital of CGR and the share capital of ERPM;

(b) The assets of CGR and ERPM.

1.1.10. **"CGR"** means Crown Gold Recoveries (Pty) Ltd, Registration Number 1998/05115/07;

1.1.11. **"ERPM"** means East Rand Proprietary Mines Ltd, Registration Number 1893/000773/06

1.1.12. **"the effective date"** means the 1st of July 2005;

1.1.13. **"The Funding Agreements"** means the agreements that are listed in the index, attached as Schedule "A" and Schedule "B" in terms of which the Seller and the Purchaser:-

1.1.13.1. advanced funds (the "Loans") to ERPM (in terms of the agreement in Schedule "A") and CGR, (in terms of the agreements in Schedule "B");

1.1.13.2. consolidated its respective interests in the loan finance agreements in each of the Companies; and

1.1.13.3. stipulated and established rights *in securitatem debiti* over the share capital and assets of CGR and ERPM, respectively;

1.1.14. **"Liabilities"** means any liability of the Companies which arose prior to the Closing Date;

1.1.15. **"Parties"** means the Seller, the Purchaser and the Companies;

1.1.16. **"Purchaser"** means DRDGOLD Ltd, Registration Number 1895/000926/06, or its nominee;

1.1.17. **"the Sale"** means the sale of Shares by the Seller to the Purchaser as envisaged in clause 3.1;

1.1.18. **"Seller"** means The Industrial Development Corporation of South Africa Limited Registration Number 1940/014201/06;

1.1.19. **"Security Rights"** means the aggregate of the Companies' rights over the shares, claims and/or assets of each of ERPM and CGR as are stipulated and established in the Funding Agreements and the Bonds as security for payment of the Loans;

1.1.20. **"Sale Shares"** means 60 ordinary shares in Business Venture Investments No 750 (Pty) Ltd, representing 60% of the total issued share-capital of the said company

and 60 ordinary shares in Business Venture Investments No 751 (Pty) Ltd, which

represents 60% of the total issued share-capital of the said company;

1.1.21.   **"R" or "Rand""** means the lawful currency of the Republic of South Africa.

1.2.   **Interpretation**

The headings of the clauses in this Agreement are for the purpose of reference and convenience only and shall not be used in the interpretation of nor modify nor amplify the terms of this Agreement nor any clause hereof and, unless the context otherwise requires –

1.2.1.   words indicating the singular includes the plural and vice versa;

1.2.2.   words indicating a gender include any gender;

1.2.3.   an expression indicating a natural person includes any company, partnership, trust, joint venture, association, corporation and any other body corporate and the state;

1.2.4.   a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

1.2.5.   a reference to a document includes all amendments or supplements to, or replacements or novations of that document;

1.2.6.   any reference in this Agreement to "date of signature hereof" shall be read as meaning a reference to the date of the last signature to this Agreement;

1.2.7.   any reference to an enactment is to that enactment as at the date of signature hereof and as amended or re-enacted from time to time;

1.2.8.   if any provision in clause 1.1 is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it is only in such clause, effect shall be given to it as if it were a substantive provision in the body of this Agreement;

1.2.9.   when any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the next succeeding day which is a Business Day;

1.2.10.   where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail;

1.2.11.   expressions defined in this Agreement shall bear the same meanings in any Schedules or Annexures to this Agreement which do not themselves contain their own conflicting definitions;

1.2.12.   the expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this;

1.2.13.   the rule of construction that a contract shall be interpreted against the party responsible for the drafting or preparation of the contract, shall not apply;

1.2.14.   the *eiusdem generis* rule shall not apply and whenever a term is followed by the word "including" which is then followed by specific example, such examples shall not be construed so as to limit the meaning of that term; and

1.2.15.   any reference in this Agreement to a party shall, if such party is liquidated, sequestrated or placed under judicial management, be applicable also to and binding upon that party's liquidator, trustee or judicial manager, as the case may be.

2.   **BACKGROUND AND RECORDAL**

2.1   The Seller is the legal and beneficial owner of the Sale Shares in the Companies which Sale Shares the Purchaser wishes to acquire.

2.2   The Parties hereby record the terms on which the Seller has agreed to sell and transfer the Sale Shares, and the Purchaser has agreed to purchase and accept the transfer of these, the Sale Shares .

2.3   The Parties now agree on the terms and conditions set out in this Agreement.

3.   **SALE**

3.1   The Seller hereby sells to the Purchaser, and the Purchaser hereby buys from the Seller the Sale Shares (constituting the whole of the Sale Assets) on the terms, and subject to the conditions provided for in this Agreement.

3.2   The parties note and record that:-

3.2.1   KBH has pledged to the Seller, in terms of a written Pledge ("the Pledge") its entire shareholding in CGR, ("the Pledge Shares") as security for CGR complying with its loan obligations to the Seller;

3.2.2   The Seller shall, as at the Effective Date, have ceded the Pledge to Business Venture Investments 750 (Pty) Ltd ("BVI750") and the Pledge shall operate to secure the obligations of CGR to BVI750 under the Indemnity.

3.2.3 BVI750 shall as at the Effective Date, <u>have resolved to</u>, upon receiving cession of the Pledge, and on condition that:-

3.2.3.1.1 The Competition Commission approves the realisation of the security interests under the Pledge in the manner envisaged below; and

3.2.3.1.2 The Competition Commission approves the Sale, to occur back-to-back with the realisation of the interests under the Pledge,

realise the security interests under the Pledge by taking transfer of the Pledge Shares and crediting CGR with an amount equal to the fair value of the shares against its indebtedness in terms of the Indemnity ("the Realisation of the Security Interests").

3.2.4 The Sale may, pursuant to the realisation of the aforementioned security interest, if it were to occur, constitute a merger as envisaged in the Competition Act of 1998, inasmuch as in taking transfer of the Sale Shares, the Purchaser and/or BVI750 may establish indirect control over CGR, and its wholly owned subsidiary, ERPM ("Merger").

3.3 In view of the fact that a Merger may occur the Sale:-

3.3.1 shall be suspended pending the Competition Commission giving notice to the BVI750 and to the Purchaser respectively, of its decision on the application to approve the Realisation of the Security Interests, and the Sale.

3.4 If the Competition Commission approves the Realisation of the Security Interests and the Sale, the conditions suspending the Sale shall have been met, and the Parties shall proceed to Closing and Implementation of the Sale as envisaged in clause 5.

3.5   If the Competition Commission does not approve either the Realisation of the Security Interests or the Sale,:-

    3.5.1   BVI750 shall not take transfer of the Pledge Shares, but shall continue to hold them as security for the performance of CGR under the Indemnity; and

    3.5.2   the conditions suspending the operation of the Sale shall be deemed to have been met (the Sale no longer constituting a Merger between BVI750 and/or the Purchaser on the one hand, with CGR and ERPM, on the other hand); and

the parties shall proceed to Closing and Implementation of the Sale as envisaged in clause 5.

3.6   If either BVI750 or the Purchaser does not submit an application to the Competition Commission as envisaged above, before by the 30th of July 2005, the provisions of clauses 3.5.13.5.2 shall apply(as though application had been made, but was refused) and the parties shall move to Closing and Implementation of the Sale.

3.7   The Purchaser shall assist, and provide all the requisite funds to BVI750, to move within the time limit provided above (30 July 2005) the application to the Competition Commission to approve the Realisation of the Security Interest and the Sale.

3.8   The Seller undertakes to provide such assistance as is reasonably acquired to procure the approval of the Competition Commission, including attending at the offices of the Purchasers Attorneys, in Sandton to sign and execute of such documents as are required in the normal course to compile and submit such an application.

4.   **PURCHASE PRICE**

4.1.   The purchase price of the Sale Assets shall be in respect of the Sale Shares an amount of R120,00.

4.2.   The Purchaser shall pay the Purchase Price to the Seller in respect of the Sale Shares, on the Closing Date in respect of the Sale Shares, in cash; and

5.   **CLOSING AND IMPLEMENTATION**

5.1.   Closing in respect of the Sale Shares shall take place at a meeting of the representatives of the Parties at the offices of the Purchaser commencing at 10h00 on the Closing Date, or at such other place, time and date agreed by the Parties in writing.

5.2.   At that meeting the Purchaser shall pay the Purchase Price of the Sale Shares in cash to the Seller; and

5.3.   the Seller shall deliver to the Purchaser, against payment of the purchaser price:

5.3.1.   the original share certificates in respect of the Sale Shares, together with declarations for the transfer thereof in blank as to transferee, duly signed by the Seller on a date not being more than 10 (ten) Business Days before the Closing Date and otherwise complying with the provisions of the Companies' articles of association and the Stamp Duties Act, 1968;

5.3.2.   a certified copy of a resolution passed by the directors of the Companies -

(a)   approving the transfer of the Sale Shares to the Purchaser and/or its nominee/s; and

(b) such other documents as are necessary in order to enable the Purchaser to procure the registration of the Sale Shares into its name and/or the name of its nominee/s;

(c) the written resignations of the directors, public officer, secretary and other officers of the Companies;

(d) the resignations referred to in clause (c) shall be accompanied by such documents, duly completed, as required by law to be lodged with the relevant Companies and/or the Registrar of Companies in connection with or as a result of such resignations; and

(e) all of the Companies' books, registers and records and deeds of any nature whatsoever, pertaining to the affairs of the Companies which the Seller has in its possession.

6. **FINANCIAL STATEMENTS & AUDITS**

To the extent reasonably required to complete the auditing of the Companies' affairs, and the compilation of financials statements over the period of the Seller's shareholding in the Companies, the Seller undertakes to provide such assistance on reasonable request from the Purchaser, and provide all information, records, documents and confirmations as are required in the ordinary course of the such process.

7. **WARRANTIES AND REPRESENTATIONS BY THE SELLER**

7.1. The Seller gives to the Purchaser all the warranties in respect of the Companies set out in Annexure A hereto as read with any disclosure schedule attached hereto by the Seller when it signs.

7.2.   The Purchaser has entered into this Agreement relying on the strength of the warranties given to the **Purchaser** by the Seller whether in **Annexure A** or elsewhere in this Agreement and on the basis that such warranties will be correct as at the date of signature hereof, and the various dates specified in **Annexure A**.   All the warranties given in terms of this Agreement shall be deemed to be material.

8.   INDEMNITIES

Without prejudice to any rights or remedies of the Parties arising from any other provision of this Agreement, the Seller hereby indemnifies the Purchaser against and holds it harmless all loss, liability, damage or expense of any nature whatsoever that the Purchaser may sustain as a result of or attributable to a failure of any of the warranties contained in this Agreement to be true and correct.

9.   CONFIDENTIALITY

9.1.   For the purposes of this Agreement, confidential information (Confidential Information) means any information relating to -

9.1.1.   the terms of this Agreement and the transactions and Agreements contemplated by this Agreement;

9.1.2.   the business, assets, liabilities and affairs of the Companies and the Purchaser and any related corporation of the Companies and the Purchaser;

9.1.3.   the strategic and business plans of the Companies, the Purchaser, ERPM, CGR and any related corporation of the Companies and the Purchaser;

9.1.4.   the terms of any proposed agreement which involves the Companies and the Purchaser or any related corporation of the Companies and the Purchaser that are the subject of discussions or negotiations with any other party;

9.1.5.   any information which the Companies or the Purchaser or any related corporation of the Companies or the Purchaser is required to keep confidential under the terms of any agreement with any other party.

9.2.   The obligations of confidence in clause 9 extend to all Confidential Information of a Party provided to the Party or obtained by a Party before entering into this Agreement.

9.3.   Subject to this clause 9, no Party may -

9.3.1.   disclose any Confidential Information to any person who is not a Party;

9.3.2.   use any Confidential Information to compete with the business of the Companies or the Purchaser or any related corporation of the Companies or the Purchaser;

9.3.3.   use any Confidential Information in any manner which may cause or be calculated to cause any loss to the Purchaser or any of its shareholders or related corporation of the Purchaser; or

9.3.4.   make any public disclosure, announcement or news release containing Confidential Information.

9.4. PERMITTED DISCLOSURES - A Party may disclose, and permit its officers, employees, shareholders and agents to disclose, any Confidential Information -

9.4.1. if it is required to do so by any law, any court application, legally binding order, government agency or recognised stock exchange, but only to the extent necessary to comply with such requirements and only after consulting with the Purchaser on the form and content of the disclosure prior to disclosing any Confidential Information;

9.4.2. with the prior written consent of the Purchaser;

9.4.3. if the Confidential Information has come within the public domain, other than by a breach of this Agreement by any Party;

9.4.4. to the Party's financiers, bankers, auditors or other professional advisers, or to a prospective purchaser of shares in the Companies, provided that the person to whom any disclosure of Confidential Information is to be made first agrees in writing to be bound by and observe the obligations of confidentiality in terms equivalent to those set out in this clause 9.

9.5. PUBLIC ANNOUNCEMENTS - Each Party shall consult all of the other Parties and use all reasonable endeavours to agree on the form and content of any disclosure before making any public announcement or news release relating to or arising from this Agreement, whether or not it contains Confidential Information.

10. ARBITRATION

10.1. Save in respect of those provisions of the Agreement which provide for their own remedies which would be incompatible with arbitration, a dispute which arises in regard to -

10.1.1.　the interpretation of; or

10.1.2.　the carrying into effect of; or

10.1.3.　any of the Parties' rights and obligations arising from; or

10.1.4.　the termination or purported termination of or arising from the termination of; or

10.1.5.　the rectification or proposed rectification of this Agreement, or out of or pursuant to this Agreement or on any matter which in terms of this Agreement requires agreement by the Parties, (other than where an interdict is sought or urgent relief may be obtained from a court of competent jurisdiction), shall be submitted to and decided by arbitration.

10.2.　That arbitration shall be held -

10.2.1.　with only the Parties and their representatives other than legal representatives, present thereat;

10.2.2.　at Sandton, Johannesburg.

10.3.　It is the intention that the arbitration shall, where possible, be held and concluded in 20 (twenty) working days after it has been demanded. The Parties shall use their best endeavours to procure the expeditious completion of the arbitration.

10.4.　Save as expressly provided in this Agreement to the contrary, the arbitration shall be subject to the arbitration legislation for the time being in force in South Africa.

10.5.　The arbitrator shall be, if the matter in dispute is principally -

10.5.1. a legal matter, an impartial practising advocate of not less than 15 (fifteen) years' standing, or an impartial admitted attorney of not less than 15 (fifteen) years' standing;

10.5.2. an accounting matter, an impartial practising chartered accountant of not less than 15 (fifteen) years' standing;

10.5.3. any other matter, an independent person agreed upon between the Parties.

10.6. If the Parties fail to agree on an arbitrator within 14 (fourteen) days after the arbitration has been demanded, the arbitrator shall be nominated, at the request of any one of the Parties by the President for the time being of the Law Society of the Northern Provinces (or its successor body in Gauteng). If that person fails or refuses to make the nomination, either party may approach the High Court of South Africa to make such an appointment. To the extent necessary, the court is expressly empowered to do so.

10.7. If the Parties fail to agree whether the dispute is of a legal, accounting or other nature within 14 (fourteen) days after the arbitration has been demanded, it shall be considered a matter referred to in clause 10.5.1.

10.8. The arbitrator shall have the fullest and freest discretion with regard to the proceedings save that he shall be obliged to give his award in writing fully supported by reasons. His award shall be final and binding on the Parties to the dispute.

10.9. Furthermore the arbitrator -

10.9.1.   may by notice to the Parties within 5 (five) days after his appointment, dispense wholly or in part with formal submissions or pleadings provided that the Parties are given the opportunity to make submissions;

10.9.2.   shall determine the applicable procedure and shall not be bound by strict rules of evidence;

10.9.3.   shall allow any Party to the arbitration to call any witnesses he determines and shall permit cross examination of witnesses;

10.9.4.   shall be entitled to take equity into account and shall not be bound to decide the dispute according to the legal rights of the Parties;

10.9.5.   may, in addition to any other award he may be able to make -

10.9.5.1.   cancel this Agreement or determine that a Party has lawfully cancelled or is entitled lawfully to cancel this Agreement or require specific performance, with an award of damages but may not award cancellation of this Agreement or determine that the Agreement was lawfully cancelled or that a Party is lawfully entitled to cancel the Agreement unless the breach complained of is found by him to be a material one going to the root of the contract which cannot be compensated for by an award of damages or recoupment under any indemnity given in terms of this Agreement;

10.9.5.2.   award interest with effect from any date, and on any other basis, he considers appropriate in the circumstances;

10.9.5.3.   unless this Agreement otherwise requires, sever any contract constituted by this Agreement between the Parties hereto from any other contract so constituted and may cancel one without thereby cancelling all or any of the others;

10.9.5.4.   shall make such order as to costs as he deems just.

10.10.   Any Party shall be entitled to have the award made an order of court of competent jurisdiction.

10.11.   Any dispute shall be deemed to have been referred or subjected to arbitration hereunder when any Party gives written notice to the others of the dispute, demands an arbitration and requests agreement on an arbitrator.

10.12.   The provisions of this clause are severable from the rest of this Agreement and shall remain in effect even if this Agreement is terminated for any reason.

10.13.   The Parties shall keep the evidence in the arbitration proceedings and any order made by any arbitrator confidential unless otherwise contemplated herein.

10.14.   The arbitrator shall have the power to give default judgment if any Party fails to make submissions on due date and/or fails to appear at the arbitration.

10.15.   If before the implementation date, the Purchaser becomes aware that a material breach of a material warranty has occurred which, had the Purchaser become aware of it after the implementation date or had it occurred after the implementation date, would have entitled the Purchaser to cancel the Agreement, the Purchaser shall be entitled to cancel the Agreement prior to the Closing Date without prejudice to the Purchaser's right to claim damages, if any.

11. AGREEMENT, NO AMENDMENT

11.1.   This Agreement constitutes the whole agreement between the Parties relating to the subject matter hereof.

11.2.   No amendment or consensual cancellation of this Agreement or any provision or term hereof or of any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement and no settlement of any disputes arising under this Agreement and no extension of time, waiver or relaxation or suspension of or agreement not to enforce or to suspend or postpone the enforcement of any of the provisions or terms of this Agreement or of any agreement, bill of exchange or other document issued pursuant to or in terms of this Agreement shall be binding unless recorded in a written document signed by the Parties (or in the case of an extension of time, waiver or relaxation or suspension, signed by the party granting such extension, waiver or relaxation). Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating strictly to the matter in respect whereof it was made or given.

11.3.   No extension of time or waiver or relaxation of any of the provisions or terms of this Agreement or any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement, shall operate as an estoppel against any Party in respect of its rights under this Agreement, nor shall it operate so as to preclude such Party thereafter from exercising its rights strictly in accordance with this Agreement.

11.4. To the extent permissible by law no Party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein, whether it induced the contract and/or whether it was negligent or not.

12. DOMICILIUM CITANDI ET EXECUTANDI

12.1. The Parties choose as their domicilia citandi et executandi for all purposes under this Agreement, whether in respect of court process, notices or other documents or communications of whatsoever nature, the following addresses :

12.2. Purchaser:

Physical: 45 Empire Road, Parktown, Johannesburg

Postal: PO Box 3390 Maraisburg, 1700

Telefax: 011 482 4641

E-mail: niel.pretorius@za.drdgold.com

Attention: N Pretorius

12.3. Seller

Physical: The Industrial Development Corporation ;

19 Fredman Drive, Sandton

Postal: P O Box 784055, Sandton, 2146

Telefax: 011269 3116

E-mail: nicoa@idc.co.za

Attention: [N Van Aardt]

12.4. The Companies

Physical: 45 Empire Road, Parktown, Johannesburg

Postal: PO Box 3390 Maraisburg, 1700

Telefax: 011 482 4641

E-mail: themba.gwebu@za.drdgold.com

Attention: The Company Secretary

12.5.   Any notice or communication required or permitted to be given in terms of this Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax or e-mail.

12.6.   Any Party may by notice to any other Party change the physical address chosen as its domicilium citandi et executandi vis-à-vis that party to another physical address where postal delivery occurs in Gauteng or its postal address or its telefax number or e-mail address, provided that the change shall become effective vis-à-vis that addressee on the 7th (seventh) Business Day from the receipt of the notice by the addressee.

12.7.   Any notice to a Party -

        12.7.1.   sent by prepaid registered post (by airmail if appropriate) in a correctly addressed envelope to it at an address chosen as its *domicilium citandi et executandi* to which post is delivered shall be deemed to have been received on the fifth Business Day after posting (unless the contrary is proved);

        12.7.2.   delivered by hand to a responsible person during ordinary business hours at the physical address chosen as its *domicilium citandi et executandi* shall be deemed to have been received on the day of delivery; or

12.7.3.   sent by telefax to its chosen telefax number stipulated in clause 12.1 shall be deemed to have been received on the date of despatch (unless the contrary is proved); or

12.7.4.   sent by e-mail to its chosen e-mail address stipulated in this clause, shall be deemed to have been received on the date of despatch (unless the contrary is proved).

12.7.5.   Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen *domicilium citandi et executandi*.

13.   NO CESSION OR ASSIGNMENT

13.1.   The Purchaser records that it may wish, without limiting its liability to render any performance owing under this agreement, to assign the rights it acquires in terms of this agreement to a wholly owned subsidiary of the Purchaser.

13.2.   The Seller agrees to such assignment, provided that the Purchaser shall remain jointly and severally liable to the Seller of all the assignee's obligations in terms of, or arising in terms of this agreement.

13.3.   Other than Save as expressly provided elsewhere neither the Seller on the one hand nor the Purchaser nor the Companies on the other shall be entitled to cede their rights or assign their rights and obligations hereunder to any third party without the prior consent of the other of them.

14.   COSTS

14.1.	The Purchaser shall pay the stamp duty in respect of the registration of transfer of the Sale Shares into the Purchaser's name or the name of its nominee/s.

14.2.	Each Party shall pay its own costs in negotiating, settling and implementing this Agreement.

SIGNED by the Parties and witnessed on the following dates and at the following places respectively:

DATE	PLACE	WITNESS	SIGNATURE
		1. _____	For: The Seller
_____	_____	2. _____	_____
		1. _____	For: The Purchaser
13/07/2005			/s/ D Pretorius
			D Pretorius
			General Manager Corporate
			Services
_____	_____	2. _____	_____
		1. _____	For: The Companies
_____	_____	2. _____	_____

_____ _____   1. _____   For: KBH

         2. _____

_____ _____   1. _____   For: CGR

         2. _____

ANNEXURE A – WARRANTIES

1.   In this Annexure -

1.1.   the "Agreement" means the Agreement to which this Annexure is attached;

1.2.   the Seller will be entitled and able to give free and unencumbered title of the Sale Shares;

1.3.   no person will have any right (including any option or right of first refusal) to acquire any of the Sale Shares

1.4.   the Seller will be the sole registered and beneficial owner of the Sale Shares;

1.5.   no person will have any right to obtain an order pursuant to any representation made by the Seller for the rectification of the register of members of the Companies; and

1.6.   no person will have the right (including any option or right of first refusal) to purchase any of the Sale Shares other than in terms of this agreement.